

November 1, 2011

Via Facsimile
Michael Shalom
Chief Executive Officer and President
Intcomex, Inc.
3505 NW 107th Avenue
Miami, FL 33178

> **Re: Intcomex, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on March 31, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed on August 15, 2011**
> **File No. 333-134090**

Dear Mr. Shalom:

We have reviewed your letter dated October 3, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 19, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 18. Subsequent Events, page 85

Comment 4

1. With regard to prior comment 4, please clarify and disclose in future filings why the amount subject to reimbursement is $927,000 rather than the $2.3 million increase in Additional Paid in Capital noted in your financial statements for the year ended December 31, 2007.

Michael Shalom
Intcomex, Inc.
November 1, 2011
Page 2

Form 10-Q for the Quarterly Period Ended June 30, 2011

Note 3. Acquisition of Business, page 10

2.   We have considered your response to prior comment 6. Explain in greater detail why you bifurcated and classified the cash received in the Brightpoint acquisition as a financing activity within your statement of cash flows. That is, explain why you are separately accounting for the cash received as a capital transaction. Further, cash flows for acquisitions are to be reported within investing cash flows net of any cash acquired. Please confirm that you will comply with this presentation in future filings

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Stephen G. Krikorian

                                        Stephen G. Krikorian
                                        Accounting Branch Chief